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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Strong Second-Quarter
Revenue and Earnings Growth

Q2 revenues increase 9%; Company raises full-year revenue outlook

STAMFORD, Conn., July 28, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported that revenues in the second quarter of 2004 rose 9% to $1.87 billion with all market groups posting solid increases. Excluding favorable currency translation, revenues increased 7% in the quarter.

        Earnings were $0.29 per share for the second quarter of 2004, up from $0.17 per share in the second quarter of 2003. After adjusting for discontinued operations, one-time items, and a favorable tax accounting change, earnings increased to $0.23 per share, from $0.15 per share in 2003.

        Thomson President and CEO, Richard J. Harrington, commented, "We are pleased to see another quarter of strong top-line growth, driven by revenues from online products, software and services. Revenue growth came largely from our core operations and reflects the successful implementation of our business strategies as well as improving conditions in some important markets, including financial services and library reference.

        "In addition, recent acquisitions are performing extremely well and contributed to the strong revenue growth in the quarter. These acquisitions will enable us to broaden the range of solutions we offer to our customers and expand into new market segments. In the first half of 2004, we completed or announced acquisitions totaling slightly more than $1 billion across all of our market groups, most notably in Financial and Scientific & Healthcare.

        "We feel very good about how 2004 is shaping up. We expect our operations to continue to perform well and market conditions to further improve, which gives us confidence that this will be a year of solid financial results and strategic progress. We continue to drive strong performance in our operations and now anticipate revenue growth for the full year to be within the 7% to 9% range, in line with the Corporation's stated long-term revenue target. Most important, we believe Thomson is well positioned for continued success in 2005 and beyond."

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Thomson Reports Second-Quarter 2004 Results
July 28, 2004

Results for the Second Quarter of 2004

  Revenues increased 9% to $1.87 billion in the second quarter of 2004 as a result of core growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 7% in the quarter.

  Earnings attributable to common shares were $191 million, or $0.29 per share, in the second quarter of 2004, compared to $110 million, or $0.17 per share, in the second quarter of 2003. After adjusting for discontinued operations and one-time items, including a $22 million pretax gain from a legal settlement, and a favorable tax accounting change, underlying earnings were $150 million, or $0.23 per share, for the second quarter this year, compared to $99 million, or $0.15 per share, in the second quarter of 2003.

  Adjusted EBITDA increased 13% to $468 million in the quarter, driven by double-digit growth in each market group. Adjusted EBITDA margin increased to 25.1% for the second quarter from 24.2% in the prior-year period.

  Free cash flow in the second quarter was $174 million, compared to $173 million in 2003, as higher adjusted EBITDA was offset by higher capital expenditures and working capital.

Market Group Highlights

Legal & Regulatory

•
Revenues were $833 million, an 8% increase over the prior-year period, and adjusted EBITDA grew 11% to $271 million.

•
Revenue growth was driven by sales of legal, tax and accounting online services, led by Westlaw and Checkpoint, as well as strong demand for Elite legal software, tax-related software products, and increased trademark searches.

•
The Thomson strategy to provide marketing services to legal practitioners continued to gain momentum, as FindLaw posted revenue growth of 50% over the prior year period.

•
Sales of print products increased in the quarter as a number of print shipments were shifted from the second half of the year to the first half.

Learning

•
Revenues were $428 million, an 8% increase over the prior-year period and adjusted EBITDA grew 11% to $51 million.

•
Revenue growth was largely the result of strong performances by Learning's international operations, as well as increased sales of Gale's electronic products coupled with an improved state funding environment.

•
The corporate IT training market continues to be sluggish, which impacted the growth of the group's Lifelong Learning operations.

•
Learning's results for the first six months of the year are not indicative of its anticipated performance for the full year due to the seasonal nature of its academic businesses, where most of its revenue and profits are realized in the third and fourth quarters.

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Thomson Reports Second-Quarter 2004 Results
July 28, 2004

Financial

•
Revenues grew to $416 million, an increase of 11% over the second quarter of 2003, and adjusted EBITDA increased 10% to $111 million. Adjusted EBITDA growth was due to a $14 million insurance settlement relating to claims associated with September 11, 2001, as well as contributions from acquisitions, partially offset by accelerated timing of certain technology and product investments made in the quarter.

•
Revenue growth was driven mainly by acquired companies, including CCBN, TradeWeb, which significantly expanded Thomson Financial's presence in the fixed-income market, and Starquote, as well as by increased sales from core businesses.

•
This is the first quarter since the fourth quarter of 2001 that Thomson Financial has reported overall core revenue growth. This is largely the result of increased market penetration of its flagship Thomson ONE suite of products, which showed a 13% increase in workstations in the quarter and a 30% increase year to date, due to user migration from legacy products and new client wins.

•
Market conditions continue to improve in the United States and Thomson Financial is beginning to see signs of improvement in the European financial markets as well.

Scientific & Healthcare

•
Revenues were $200 million, up 10% from the second quarter of 2003, while adjusted EBITDA increased 17% to $54 million.

•
Revenue growth benefited from acquisitions, including BIOSIS, a leading life-sciences service and database business, continued strong performance of Web of Science and Web of Knowledge, a shift in timing of certain healthcare print products, and increased customer spending for healthcare decision support products.

•
On June 28, 2004, Thomson announced it agreed to acquire Information Holdings Inc. (IHI), a leading provider of intellectual property and regulatory information for the scientific, legal and corporate markets. The acquisition is subject to approval by regulatory authorities and IHI's stockholders.

Corporate & Other

•
On June 7, 2004, Thomson announced it is seeking buyers for its Thomson Media group. To date, there has been strong interest in the properties from a variety of potential buyers and Thomson expects completion of the sale by year-end. Beginning in the second quarter of 2004, results for Thomson Media have been reported as discontinued operations and prior periods have been reclassified to reflect this change.

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Thomson Reports Second-Quarter 2004 Results
July 28, 2004

Six-Months Results

  Revenues for the first half of 2004 increased 9% to $3.55 billion. Excluding the effects of currency translation, revenues rose 6% in the first six months.

  Earnings attributable to common shares were $227 million, or $0.35 per common share, for the first six months of 2004, compared to $176 million, or $0.27 per common share, in the comparable 2003 period. Adjusted earnings, which exclude discontinued operations, one-time items and a favorable tax accounting change, for the first six months of 2004 were $173 million, or $0.26 per common share, compared to $76 million, or $0.12 per common share, for the comparable period in 2003.

  Free cash flow for the first six months of 2004 increased to $331 million, versus $214 million in the comparable 2003 period.

2004 Financial Outlook

        Thomson expects full-year 2004 revenue growth to be in line with the Corporation's long-term target of 7% to 9% (excluding the effects of currency translation), compared to the previous outlook of mid-single digit growth. Full-year 2004 revenue growth will continue to be driven by growth from existing businesses and supplemented by acquisitions.

        Adjusted EBITDA is expected to show solid growth in the second half. Full-year adjusted EBITDA margin is expected to improve slightly reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        Adjusted earnings in the second half of the year will grow at a lower rate than in the first half due largely to higher depreciation and a higher effective tax rate versus the second half of 2003.

        Thomson also expects to continue to generate strong free cash flow in 2004.

        Historically, certain Thomson businesses have derived a greater portion of adjusted EBITDA and free cash flow in the second half of the year due to customer buying patterns being concentrated in the second half, while costs are spread more evenly throughout the year. Although this continues to be the case, particularly in the learning and regulatory markets, the seasonality of the company's overall results between the first and second halves has been reducing over the past several years.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.44 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of second-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Prior periods have been restated for discontinued operations. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating differences that arise due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA, as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

This news release, in particular the section under the heading "2004 Financial Outlook," includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility by our customers to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003(1)	2004	2003(1)
		(restated)		(restated)
Revenues	1,866	1,713	3,548	3,261
Cost of sales, selling, marketing, general and administrative expenses	(1,398)	(1,299)	(2,773)	(2,599)
Depreciation	(141)	(135)	(281)	(268)
Amortization	(70)	(72)	(140)	(141)

Operating profit	257	207	354	253
Net other income	29	—	29	56
Net interest expense and other financing costs	(52)	(63)	(113)	(128)
Income taxes	(54)	(38)	(48)	(32)
Equity in net losses of associates, net of tax	—	(5)	(1)	(9)

Earnings from continuing operations	180	101	221	140
Earnings from discontinued operations, net of tax	12	14	8	22

Net earnings	192	115	229	162
Dividends declared on preference shares	(1)	(2)	(2)	(7)
Net (loss) gain on redemption of Series V preference shares	—	(3)	—	21

Earnings attributable to common shares	191	110	227	176

Basic and diluted earnings per common share	$0.29	$0.17	$0.35	$0.27

Supplemental earnings information:
Earnings attributable to common shares, as above	191	110	227	176
Adjustments:
One time items:
Net other income	(29)	—	(29)	(56)
Tax on above item	11	—	11	(1)
Net loss (gain) on redemption of Series V preference shares	—	3	—	(21)
Interim period effective tax rate normalization(2)	(11)	—	(28)	—
Discontinued operations	(12)	(14)	(8)	(22)

Adjusted earnings from continuing operations	150	99	173	76

Adjusted basic and diluted earnings per common share from continuing operations	$0.23	$0.15	$0.26	$0.12

  Notes to consolidated statement of earnings

  (1)
  Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations comprising obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated statements of earnings and cash flow, for the three and six months ended June 30, 2003, depreciation expense was increased by $1 million in each period, resulting in a decrease in net earnings by the same amount. In addition, the company restated all periods to reflect Thomson Media as a discontinued operation.

  (2)
  Adjustment to reflect income taxes based on the estimated full year effective tax rate of the consolidated group. Reported earnings for the three and six months ended June 30, 2004 reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)

	June 30, 2004	December 31, 2003[1]
	(unaudited)	(restated)
Assets
Cash and cash equivalents	609	683
Accounts receivable, net of allowances	1,227	1,497
Inventories	336	309
Prepaid expenses and other current assets	394	307
Deferred income taxes	181	181
Current assets of discontinued operations	33	67

Current assets	2,780	3,044

Property and equipment, net	1,591	1,538
Identifiable intangible assets, net	4,511	4,334
Goodwill	8,481	8,089
Other non-current assets	1,202	1,247
Non-current assets of discontinued operations	202	433

Total assets	18,767	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	7	87
Accounts payable and accruals	1,277	1,520
Deferred revenue	986	939
Current portion of long-term debt	474	484
Current liabilities of discontinued operations	51	115

Current liabilities	2,795	3,145

Long-term debt	4,075	3,684
Other non-current liabilities	1,040	998
Deferred income taxes	1,610	1,608
Non-current liabilities of discontinued operations	29	57

Total liabilities	9,549	9,492
Shareholders' equity
Capital	2,673	2,639
Cumulative translation adjustment	269	259
Retained earnings	6,276	6,295

Total shareholders' equity	9,218	9,193

Total liabilities and shareholders' equity	18,767	18,685

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations comprising obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated balance sheet, retained earnings at December 31, 2003 were reduced by $7 million. In addition, the company restated the December 31, 2003 balance sheet to reflect Thomson Media as a discontinued operation.

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):
Operating activities
Net earnings	192	115	229	162
Remove earnings from discontinued operations	(12)	(14)	(8)	(22)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	8	12	15	24
Depreciation	141	135	281	268
Amortization	70	72	140	141
Net gains on disposals of businesses and investments	(5)	—	(5)	(56)
Deferred income taxes	37	24	13	14
Equity in losses of associates, net of tax	—	5	1	9
Other, net	49	49	90	65
Changes in working capital and other items	(138)	(78)	(137)	(132)
Cash provided by operating activities — discontinued operations	2	7	15	19

Net cash provided by operating activities	344	327	634	492

Investing activities
Acquisitions	(455)	(107)	(655)	(122)
Proceeds from disposals	10	1	11	284
Additions to property and equipment, less proceeds from disposals	(154)	(135)	(271)	(221)
Other investing activities	(14)	(16)	(28)	(47)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(3)
Proceeds from disposals of discontinued operations	25	—	137	2
Cash used in other investing activities — discontinued operations	—	(2)	(5)	(17)

Net cash used in investing activities	(589)	(261)	(813)	(124)

Financing activities
Proceeds from debt	434	1	434	1
Net (repayments) borrowings under short-term loan facilities	(6)	369	(88)	261
Redemption of Series V preference shares	—	(311)	—	(311)
Dividends paid on preference shares	(1)	(1)	(2)	(7)
Dividends paid on common shares	(122)	(77)	(240)	(425)
Other financing activities, net	—	—	1	1

Net cash provided by (used in) financing activities	305	(19)	105	(480)

Translation adjustments	—	1	—	1

Increase (decrease) in cash and cash equivalents	60	48	(74)	(111)
Cash and cash equivalents at beginning of period	549	550	683	709

Cash and cash equivalents at end of period	609	598	609	598

Supplemental cash flow information:
Net cash provided by operating activities, as above	344	327	634	492
Additions to property and equipment, as above	(154)	(135)	(271)	(221)
Other investing activities, as above	(14)	(16)	(28)	(47)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(3)
Dividends paid on preference shares, as above	(1)	(1)	(2)	(7)

Free cash flow	174	173	331	214

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

BUSINESS SEGMENT INFORMATION*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30			Six Months Ended June 30
	2004	2003(4)	Change	2004	2003(4)	Change
Revenues:
Legal & Regulatory	833	768	8%	1,607	1,443	11%
Learning	428	397	8%	779	724	8%
Financial	416	375	11%	805	755	7%
Scientific & Healthcare	200	181	10%	377	350	8%
Intercompany eliminations	(11)	(12)		(22)	(22)

Total ongoing businesses	1,866	1,709	9%	3,546	3,250	9%
Disposals(2)	—	4		2	11

Total revenues	1,866	1,713	9%	3,548	3,261	9%

Adjusted EBITDA:(3)
Legal & Regulatory	271	244	11%	479	395	21%
Learning	51	46	11%	35	23	52%
Financial	111	101	10%	212	195	9%
Scientific & Healthcare	54	46	17%	84	80	5%
Corporate and other(1)	(19)	(24)		(32)	(34)

Total ongoing businesses	468	413	13%	778	659	18%
Disposals(2)	—	1		(3)	3

Total Adjusted EBITDA	468	414	13%	775	662	17%

Operating Profit:(3)
Adjusted Operating Profit by Segment
Legal & Regulatory	223	200	12%	383	308	24%
Learning	11	9	22%	(43)	(48)	10%
Financial	68	59	15%	126	108	17%
Scientific & Healthcare	47	37	27%	70	64	9%
Corporate and other(1)	(22)	(27)		(39)	(41)

Total ongoing businesses	327	278	18%	497	391	27%
Disposals(2)	—	1		(3)	3

Total adjusted operating profit	327	279	17%	494	394	25%
Amortization	(70)	(72)		(140)	(141)

Operating Profit	257	207	24%	354	253	40%

  *Notes to business segment information for continuing operations

  (1)
  Corporate and other includes corporate costs and costs associated with the Corporation's stock related compensation expense.

  (2)
  Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

  (3)
  Please see reconciliations to GAAP measures in the following tables.

  (4)
  Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations. This standard required restatement of all prior periods. For the three and six months ended June 30, 2003, adjusted operating profit was decreased by $1 million.

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

	For the Three Months Ended June 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	271	51	111	54	(19)	468	—	468
Less:
Depreciation	(48)	(40)	(43)	(7)	(3)	(141)	—	(141)

Adjusted operating profit	223	11	68	47	(22)	327	—	327
Less:
Amortization	(26)	(17)	(19)	(8)	—	(70)	—	(70)

Operating profit	197	(6)	49	39	(22)	257	—	257

Net other income								29
Net interest expense and other financing costs								(52)
Income taxes								(54)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								180
Earnings from discontinued operations, net of tax								12

Net earnings								192

	For the Three Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	244	46	101	46	(24)	413	1	414
Less:
Depreciation	(44)	(37)	(42)	(9)	(3)	(135)	—	(135)

Adjusted operating profit	200	9	59	37	(27)	278	1	279
Less:
Amortization	(25)	(23)	(16)	(8)	—	(72)	—	(72)

Operating profit	175	(14)	43	29	(27)	206	1	207

Net other income (expense)								—
Net interest expense and other financing costs								(63)
Income taxes								(38)
Equity in net losses of associates, net of tax								(5)

Earnings from continuing operations								101
Earnings from discontinued operations, net of tax								14

Net earnings								115

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (CONTINUED)
(millions of U.S. dollars, unaudited)

	For the Six Months Ended June 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	479	35	212	84	(32)	778	(3)	775
Less:
Depreciation	(96)	(78)	(86)	(14)	(7)	(281)	—	(281)

Adjusted operating profit	383	(43)	126	70	(39)	497	(3)	494
Less:
Amortization	(54)	(35)	(36)	(15)	—	(140)	—	(140)

Operating profit	329	(78)	90	55	(39)	357	(3)	354

Net other income								29
Net interest expense and other financing costs								(113)
Income taxes								(48)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								221
Earnings from discontinued operations, net of tax								8

Net earnings								229

	For the Six Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	395	23	195	80	(34)	659	3	662
Less:
Depreciation	(87)	(71)	(87)	(16)	(7)	(268)	—	(268)

Adjusted operating profit	308	(48)	108	64	(41)	391	3	394
Less:
Amortization	(49)	(46)	(31)	(15)	—	(141)	—	(141)

Operating profit	259	(94)	77	49	(41)	250	3	253

Net other income								56
Net interest expense and other financing costs								(128)
Income taxes								(32)
Equity in net losses of associates, net of tax								(9)

Earnings from continuing operations								140
Earnings from discontinued operations, net of tax								22

Net earnings								162

Thomson Reports Second-Quarter 2004 Results
July 28, 2004

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

	For the Three Months Ended June 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	32.5%		11.9%		26.7%		27.0%		25.1%		—	25.1%
Less:
Depreciation	(5.7%	)	(9.3%	)	(10.4%	)	(3.5%	)	(7.6%	)	—	(7.6%	)

Adjusted operating profit	26.8%		2.6%		16.3%		23.5%		17.5%		—	17.5%
Less:
Amortization	(3.2%	)	(4.0%	)	(4.5%	)	(4.0%	)	(3.7%	)	—	(3.7%	)

Operating profit	23.6%		(1.4%	)	11.8%		19.5%		13.8%		—	13.8%

	For the Three Months Ended June 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	31.8%		11.6%		26.9%		25.4%		24.2%		25.0%	24.2%
Less:
Depreciation	(5.8%	)	(9.3%	)	(11.2%	)	(5.0%	)	(7.9%	)	—	(7.9%	)

Adjusted operating profit	26.0%		2.3%		15.7%		20.4%		16.3%		25.0%	16.3%
Less:
Amortization	(3.2%	)	(5.8%	)	(4.2%	)	(4.4%	)	(4.2%	)	—	(4.2%	)

Operating profit	22.8%		(3.5%	)	11.5%		16.0%		12.1%		25.0%	12.1%

	For the Six Months Ended June 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	29.8%		4.5%		26.3%		22.3%		21.9%		(150.0%	)	21.8%
Less:
Depreciation	(6.0%	)	(10.0%	)	(10.6%	)	(3.7%	)	(7.9%	)	—		(7.9%	)

Adjusted operating profit	23.8%		(5.5%	)	15.7%		18.6%		14.0%		(150.0%	)	13.9%
Less:
Amortization	(3.3%	)	(4.5%	)	(4.5%	)	(4.0%	)	(3.9%	)	—		(3.9%	)

Operating profit	20.5%		(10.0%	)	11.2%		14.6%		10.1%		(150.0%	)	10.0%

	For the Six Months Ended June 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	27.4%		3.2%		25.8%		22.9%		20.3%		27.3%	20.3%
Less:
Depreciation	(6.1%	)	(9.8%	)	(11.5%	)	(4.6%	)	(8.3%	)	—	(8.2%	)

Adjusted operating profit	21.3%		(6.6%	)	14.3%		18.3%		12.0%		27.3%	12.1%
Less:
Amortization	(3.4%	)	(6.4%	)	(4.1%	)	(4.3%	)	(4.3%	)	—	(4.3%	)

Operating profit	17.9%		(13.0%	)	10.2%		14.0%		7.7%		27.3%	7.8%

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CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION* (millions of U.S. dollars) (unaudited)
RECONCILIATIONS
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (CONTINUED) (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)